Filed by Great Elm Capital Corp.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Full Circle Capital Corporation

Commission File No. 814-00809

Transforming Full Circle Capital Corp. Proposed Merger with Great Elm Capital Corp. June 24, 2016 1

Legal Notices and Disclaimers This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation does not constitute an offer to sell or a solicitation of an offer to buy interests in any private investment fund managed by MAST Capital Management, LLC (“MAST”), nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the transactions referred to in this material, Great Elm Capital Corporation (“GECC”) expects to file a registration statement on Form N-14 with the Securities and Exchange Commission ("SEC") containing a preliminary proxy statement of Full Circle Capital Corporation (“Full Circle”) that also constitutes a preliminary prospectus of GECC. After the registration statement is declared effective, Full Circle will mail the definitive proxy statement-prospectus to stockholders of Full Circle. This material is not a substitute for the proxy statement-prospectus or registration statement to which it pertains or for any other document that GECC or Full Circle may file with the SEC and/or send to Full Circle’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement-prospectus (when available) and other documents filed with the SEC by GECC or Full Circle through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Full Circle will be available free of charge on Full Circle's website at fccapital.com or by contacting Full Circle at 203-900-2100. Full Circle, MAST and Great Elm Capital Group, Inc. (“Great Elm”) and their respective directors and their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under federal securities rules and regulations. Information about the directors and executive officers of Full Circle is contained in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on October 28, 2015, and in its Annual Report on Form 10-K for the fiscal year ended June 30, 2015, and will also be contained in the proxy statement for the special meeting of Full Circle stockholders. Information about the directors and executive officers of Great Elm is contained in its proxy statement for a special meeting of stockholders, which was filed with the SEC on April 21, 2016. Information about the members, managers, officers and employees of MAST that may be engaged in the solicitations will be contained in the proxy statement for a special meeting of Full Circle stockholders. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the proxy statement-prospectus and other relevant materials to be filed with the SEC when they become available. Certain statements in this communication regarding the proposed merger and the business of the combined company including statements regarding the expected timetable for completing the merger, benefits of the transaction, statements regarding the combined company, its investment plans, policies and expected results and any other statements regarding Full Circle’s, MAST’s, Great Elm’s and the combined company’s expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements within the meaning of the federal securities laws. These statements are often, but not always, made through the use of words or phrases such as "believe," "expect," "anticipate," "should," "planned," "will," "may," "intend," "estimated," "aim," "target," "opportunity," "tentative," "positioning," "designed," "create," "seek," "would," "could", "potential," "continue," "ongoing," "upside," "increases," and "potential," and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing the proposed transactions may not be satisfied; the failure to receive, on a timely basis or otherwise, the required approvals by Full Circle and Full Circle's stockholders, governmental or regulatory agencies and third parties; the combined company’s ability to achieve the synergies, recurring net investment income and value creation contemplated by the proposed transactions; uncertainty as to whether the combined company will be able to perform as well as funds managed by MAST; uncertainty as to the integration, prospects, dividends and investment performance of the combined company; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the impact of legislative, regulatory and competitive changes; and the diversion of management time on transaction-related issues. There can be no assurance that the merger will in fact be consummated. Additional information concerning these and other factors can be found in GECC’s registration statement and proxy-prospectus (when filed) as well as in Full Circle’s and Great Elm’s respective filings with the SEC, including Great Elm’s April 2016 proxy statement. Each of Full Circle, MAST, Great Elm and GECC assume no obligation to, and expressly disclaim any duty to, update any forward-looking statements contained in this document or to conform prior statements to actual results or revised expectations except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Any comparisons to an index or benchmark are provided solely as a convenience to investors. Indices have been selected based on asset classes and other relevant factors. GECC is not intended to track any index and may hold positions which are not contained within the index shown. The volatility and risk associated with an investment in GECC may differ materially from the volatility and risk associated with an investment in such index. High yield fixed income and equity securities are considered highly speculative asset classes. All investments involve risk, including the potential loss of principal. No assurances can be made as to the returns experienced by GECC. There can be no guarantee that the investments made by GECC match the projected returns. Past performance is no guarantee of future results. In the case of any inconsistency between the description of terms in this presentation and the registration statement to be filed by GECC, the registration statement shall control. 2

Transaction Overview 3

(1) Transaction Highlights Full Circle Capital Corporation (“Full Circle”) will merge with Great Elm Capital Corp. (“GECC”), a newly formed entity with approximately $120 million in net assets (“Contributed Assets”), and formed by MAST Capital Management, LLC (“MAST”) and its affiliated funds, and Great Elm Capital Group, Inc. (“Great Elm”) — The surviving combined entity, Great Elm Capital Corp., will elect to be regulated as a BDC and will apply for listing on NASDAQ under the symbol “GECC” Enhanced Scale: the transaction more than doubles current net assets of Full Circle – from approximately $81 million to over $190 million (2) Confirmed NAV: the transaction values Full Circle’s common stock at 100% of NAV Liquidity: share for share exchange net of $0.22 per share special cash distribution to Full Circle stockholders, paid immediately prior to the merger and representing 8.1% of closing stock price of $2.71 as of June 23, 2016 Post Closing Support: up to $15 million 10b5-1 share repurchase program at 90% of NAV or below (subject to certain limitations, see slide 10) Experienced New Manager: 14 year institutional track record in special situations / proprietary private debt opportunities Differentiated Go-Forward Investment Strategy focused on: — Yield plus capital appreciation on instruments trading in the market — Capitalizing on opportunity to source middle-market value credit opportunities — Providing growth capital Stable Base Distribution with Upside: Pro Forma NII annual cash distribution yield expected to be targeted at 9% of NAV (3) Manager Alignment of Interest: Great Elm Capital Management, Inc. (“New Manager”) significantly aligned with stockholders through its parent’s approximately 15% ownership in GECC (4) all Note: Please refer to the endnotes on slide 18. 4

(1) The Transaction Note: Please refer to the endnotes on slide 18. 5 Summary of Principal Terms Consideration Full Circle stockholders will receive a number of shares of GECC common stock based on Full Circle’s relative NAV contribution, post payment of the special distribution (as described below) and transaction costs Pro Forma Ownership (4) Existing Full Circle stockholders will own approximately 38% of the combined company Funds managed by MAST will own approximately 47% of the combined company Great Elm, parent of the New Manager, will own approximately 15% of the combined company Exchange Ratio Full Circle will be valued at 100% of NAV, which was approximately $81 million as of March 31, 2016, subject to adjustment for the special cash distribution and transaction costs Pre-merger, GECC’s NAV is expected to be approximately $120 million, consisting approximately of a $90 million portfolio of debt instruments and $30 million in cash Special Distribution $5.0 million special cash distribution paid to holders of Full Circle common stock of record immediately before the merger The special cash distribution will be approximately $0.22 per share, or 6.2% of March 31, 2016 stand-alone NAV and 8.1% of closing stock price of $2.71 as of June 23, 2016 Closing Expected mid-to-late second half of calendar 2016 Pro Forma Post-Merger Expected annual distribution yield of 9% of NAV NAV in excess of $190 million (2) Investable cash of over $55 million Outstanding senior notes of Full Circle will be assumed by GECC Listing The surviving corporation in the merger, GECC, will apply for listing on NASDAQ under the symbol “GECC” Investment Manager Before the closing, substantially all of the MAST investment and operational teams will join the New Manager, the asset management subsidiary of Great Elm, and will continue to provide services to MAST’s private investment funds

The Structure (1) (4)


Great Elm Capital Group, Inc.
~15% of shares
~38% of shares
FULL Public Stockholders
$0.22/share cash distribution
Great Elm contributes $30 million in cash upon signing of transaction
Great Elm Capital Corp.
Merger
FC | Full Circle Capital
MAST CAPITAL MANAGEMENT, LLC
Funds managed by MAST contribute a $90 million portfolio of debt instruments prior to closing
~47% of shares

Note: Please refer to the endnotes on slide 18.

FC | Full Circle Capital
6

Organizational Chart The Pro Forma company, Great Elm Capital Corp., will benefit from the depth of experience of MAST’s investment and operations teams Great Elm Capital ~47% (4) Ownership Management Agreement Personnel Sharing Note: Please refer to the endnotes on slide 18. 7 MAST team (5) hired by Management, Inc., with allocated costs billed back to MAST ~15% (4) Merger MAST’s Private Funds Great Elm Capital Corp. Great Elm Capital Management, Inc. Great Elm Capital Group, Inc.

Net Assets More Than Double

($ in millions)



$73
$119
$190+
+
=
Full Circle[(1)(2)]
Contributed Assets[(1)(2)]
Great Elm Capital Corp.



Ability to Invest in Bigger Opportunities
Operating Expenses Spread Across Larger Asset Base
Increased Borrowing Base, Allowing for Better Return on Equity
Expanded Portfolio, Potentially Providing Better Distribution Support

FC | Full Circle Capital

8

Enhanced Investment Management Agreement Incentive Fee payments 9 Existing New Management Fee 1.75% of average gross assets 1.50% of average gross assets, excluding cash Income Incentive Fee 20.0% subject to a 7.0% hurdle, a full catch-up provision up to 8.75%, and 20.0% of returns thereafter 20.0% subject to a 7.0% hurdle, a full catch-up provision up to 8.75%, and 20.0% of returns thereafter (6) Capital Gains Incentive Fee 20.0% of cumulative realized capital gains, net of cumulative realized losses and unrealized capital depreciation, less prior Capital Gains Incentive Fee payments 20.0% of cumulative realized capital gains, net of cumulative realized losses and unrealized capital depreciation, less prior Capital Gains Total Return Test None Income Incentive Fee will be deferred unless GECC achieves a 7.0% total return on net assets on a rolling three year basis

Minority Stockholder Protection $15 million 10b5-1 share buyback program as approved by GECC’s Board of Directors (subject to the GECC’s liquidity, credit facility and other considerations) if shares trade at 90% of NAV or below Great Elm has agreed not to sell any of its 15% stake for one year from the issue date; thereafter subject to volume limitations under Rule 144 GECC shares received by funds managed by MAST will be fully registered for the benefit of MAST’s limited partners For so long as Great Elm and funds managed by MAST own at least 35% of GECC, they have agreed to vote in the same proportion as other stockholders on: — Amendments to the new investment management agreement — Amendments to GECC’s certificate of incorporation — Selling shares below NAV 10

Great ElmCapital Corp. Go-Forward Strategy 11

Business Model – A New BDC Focus on the traditional U.S. the detail of credit documents Concentration in the team’s best diversification requirements + distributions targeted at a 9% yield on book value reinvestment, debt reduction or dividend 12 Distribution Strategy Recurring annualEvaluate capital gains for Best Ideas Investing ideas while maintaining tax Prudent leverage Seek to apply a modest amount of BDC-level leverage on these higher quality assets Quality middle market. Keen attention to Seniority Invest in a core of senior secured first-lien and second-lien loans and notes

Market Opportunity As supply increasingly exceeds demand in the leveraged credit market, prices have fallen, regardless of underlying fundamental characteristics. This price dislocation creates an opportunity to purchase what GECC believes to be very attractive securities at discounts to par $1.6 $1.4 $1.2 $1.0 $0.8 $0.6 $0.4 $0.2 $0.0 Market Value of the BOA US HY Index Face Value of the BOA US HY Index Source: Bloomberg, as of 5/31/16 13 ($ in trillions) Jan-08 Apr-08 Jul-08 Oct-08 Jan-09 Apr-09 Jul-09 Oct-09 Jan-10 Apr-10 Jul-10 Oct-10 Jan-11 Apr-11 Jul-11 Oct-11 Jan-12 Apr-12 Jul-12 Oct-12 Jan-13 Apr-13 Jul-13 Oct-13 Jan-14 Apr-14 Jul-14 Oct-14 Jan-15 Apr-15 Jul-15 Oct-15 Jan-16 Apr-16 As of May 31, the price of the BOA US HY Index was 96.1, below par for the twelfth consecutive month. The last time this occurred was during the 2008 financial crisis

Great Elm Capital Leadership Corp. 14

About MAST Great Elm Capital Corp. will be externally managed by Great Elm Capital Management, Inc., a joint venture led by MAST’s experienced investment team Founded in 2002, MAST is a Boston-based, SEC-registered investment adviser that focuses on investing in and originating leveraged middle market credit opportunities MAST has approximately $1.0 billion in assets under management (7) The key tenets of MAST’s investment philosophy are: — Preservation of capital — Identified margin of safety — Concentration in the team’s best ideas — Invest with an edge by seeking opportunities market where the team’s view is differentiated from the Note: Please refer to the endnotes on slide 18. 15

About MAST (continued) In the firm’s 14 year history, MAST: Deployed over $17 billion into performing, stressed and distressed credit investments spanning over 550 issuers and 20 countries Structured 24 custom financing transactions and has been actively involved in more than 15 in-court and out-of-court restructurings Targets middle market companies with enterprise values below $1 billion with a focus on issue sizes below $500 million Intensive due diligence in underwriting new investments: — Steeped in fundamental research — Significant in-house legal expertise as part of the investment team — Industry-focused research analysts focused on both quantitative and qualitative diligence — Margin of safety analysis and thorough review by seasoned leadership 16

Why is Great Elm in this Deal? Great Elm is in the process of divesting its legacy patent licensing business Over the past year, Great Elm has composed its board of directors with significant asset management, leveraged finance and M&A expertise Great Elm’s board has embarked upon a strategy of building a leveraged finance investment platform targeted at middle market opportunities under the Great Elm brand This is the first transaction on Great Elm’s roadmap for building a leveraged finance platform 17

Endnotes: (1) Historical and NAV figures dated as of March 31, 2016 as reported by Full Circle Capital Corporation. The Contributed Assets from the funds managed by MAST are based upon their fair values as of May 31, 2016. Estimated, after special cash distribution and transaction costs. Pro Forma based upon the actual assets and expected contribution of assets as of March 31, 2016. Figures subject to change based upon any changes in the underlying assets of Full Circle and Contributed Assets from such date to closing, including due to any repayments, prepayments, new investments, etc. Ownership figures based upon March 31, 2016 statistics are subject to change based upon the relative fair values of the Full Circle NAV and Contributed Assets as of the month end preceding the mailing of the definitive proxy statement-prospectus to stockholders of Full Circle. Substantially all of the employees of MAST will join Great Elm Capital Management, Inc. and will continue to provide services to MAST’s private investment funds. Any Incentive Fees earned on accrued but unpaid income (e.g., accretion of discount) shall be deferred and only payable to the New Manager upon receipt of cash by GECC related to such security. As of May 31, 2016. (2) (3) (4) (5) (6) (7) 18